Exhibit 99.1

News Release

February 26, 2021

Turquoise Hill to announce fourth quarter and full year 2020 financial results on March 8, 2021

Turquoise Hill Resources will announce its fourth quarter and full year 2020 financial results on Monday, March 8, 2021 after markets close in North America.

The Company will host a conference call and webcast to discuss fourth quarter and full year 2020 financial results on Tuesday, March 9, 2021 at 8:00 a.m. EST / 5:00 a.m. PDT. The conference call can be accessed through the following dial-in details:

North America: +1 888 390 0546

United Kingdom: + 0 800 652 2435

Australia: +1 800 076 068

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
H3B 3P2